Exhibit 99.2

ITW Conference Call

Third Quarter

2007

ITW
Agenda

1.   **Introduction………………..…….. John Brooklier/David Speer**

2.   **Financial Overview……………….. Ron Kropp**

3.   **Manufacturing Segments….…… John Brooklier**

4.   **Forecast 2007………………….…… Ron Kropp**

5.   **Q & A………………….......………… John Brooklier/Ron Kropp/David Speer**

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding end market conditions, base revenue growth, earnings growth, operating income, tax rates, use of free cash and potential acquisitions for the 2007 full year and the Company's related forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated.
Important risks that may influence future results include (1) a downturn in the construction, general industrial, automotive or food institutional and service markets, (2) deterioration in international and domestic business and economic conditions, particularly in North America, Europe, Asia or Australia, (3) the unfavorable impact of foreign currency fluctuations and costs of raw materials, (4) an interruption in, or reduction in, introducing new products into the Company's product lines, (5) an unfavorable environment for making acquisitions, domestic and international, including adverse accounting or regulatory requirements and market values of candidates, and (6) unfavorable tax law changes and tax authority rulings. The risks covered here are not all inclusive and given these and other possible risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Conference Call Playback

Replay number: 203-369-1278

No pass code necessary

Telephone replay available through midnight of October 31, 2007

Webcast / PowerPoint replay available at itw.com website

ITW
Quarterly Highlights

	2006 Q3	2007 Q3	F(U) Last Year Amount	%
Operating Revenues	3,538.0	4,093.8	555.8	15.7%
Operating Income	626.9	696.3	69.4	11.1%
% of Revenues	17.7%	17.0%	-0.7%	
Net Income				
Income Amount	446.1	491.1	45.0	10.1%
Income Per Share-Diluted	0.78	0.89	0.11	14.1%
Average Invested Capital	9,384.4	10,425.3	(1,040.9)	-11.1%
Return on Average Invested Capital	18.6%	19.0%	0.4%	
Free Operating Cash Flow	491.8	656.1	164.3	33.4%

ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	2.2%	5.1%	0.5%
Nonvolume-related	-	0.6%	0.1%
Total	2.2%	5.7%	0.6%
Acquisitions	11.7%	2.7%	-1.5%
Divestitures	-1.4%	-1.1%	-
Translation	3.8%	3.4%	-
Impairment	-	-	-
Restructuring	-	0.4%	0.1%
Intercompany/Other	-0.6%	-	0.1%
Total	15.7%	11.1%	-0.7%

ITW
Non Operating & Taxes

	2006 Q3	2007 Q3	F(U) Last Year Amount	%
Operating Income	626.9	696.3	69.4	11.1%
Interest Expense	(20.8)	(25.8)	(5.0)	
Other Income	35.8	19.0	(16.8)	
Net Income-P/T	641.9	689.5	47.6	7.4%
Income Taxes	195.8	198.4	(2.6)	
% to Pre Tax Income	30.5%	28.8%	1.7%	
Net Income-AT	446.1	491.1	45.0	10.1%

ITW
Invested Capital

	9/30/06	6/30/07	9/30/07
Trade Receivables	2,369.7	2,882.7	2,842.4
Days Sales Outstanding	60.3	62.4	62.5
Inventories	1,444.6	1,612.4	1,607.8
Months on Hand	1.9	1.8	1.8
Prepaids and Other Current Assets	462.4	463.8	431.9
Accounts Payable & Accrued Expenses	(1,725.5)	(1,998.5)	(2,027.2)
Operating Working Capital	2,551.2	2,960.4	2,854.9
% to Revenue(Prior 4 Qtrs.)	19%	20%	18%
Net Plant & Equipment	1,979.1	2,116.8	2,120.6
Investments	917.7	560.7	546.3
Goodwill and Intangibles	4,311.2	5,409.1	5,594.4
Other, net	(177.0)	(655.4)	(657.3)
Invested Capital	9,582.2	10,391.6	10,458.9

ITW
Debt & Equity

	9/30/06	6/30/07	9/30/07
Total Capital			
Short Term Debt	524.6	528.1	101.4
Long Term Debt	964.3	956.6	1,573.1
Total Debt	1,488.9	1,484.7	1,674.5
Stockholders' Equity	8,711.2	9,388.4	9,386.5
Total Capital	10,200.1	10,873.1	11,061.0
Less:			
Cash	(617.9)	(481.5)	(602.1)
Net Debt & Equity	9,582.2	10,391.6	10,458.9
Debt to Total Capital	15%	14%	15%

ITW
Eurobonds

- **Bonds issued October 1 by ITW Finance Europe S.A.**
  - **Principal of €750 million**
  - **7-year term**
  - **Fixed coupon rate of 5.25%**
  - **Listed on Luxembourg exchange**
- **Proceeds distributed back to U.S.**
  - **Outstanding commercial paper refinanced ($616 million)**
  - **To be used for general corporate purposes**
- **Debt will be serviced by European free cash flow**

ITW
Cash Flow

	2006 Q3	2007 Q3
Net Income	446.1	491.1
Adjust for Non-Cash Items	137.1	152.5
Changes in Operating Assets & Liabilities	(13.6)	92.8
Net Cash From Operating Activities	569.6	736.4
Additions to Plant & Equipment	(77.8)	(80.3)
Free Operating Cash Flow	491.8	656.1
Stock Repurchase	(248.0)	(479.0)
Acquisitions	(446.8)	(195.1)
Purchase of Investments	(2.1)	(0.6)
Dividends	(93.7)	(115.9)
Debt	431.9	182.8
Proceeds from Investments	13.8	25.8
Other	11.8	46.5
Net Cash Increase (Decrease)	158.7	120.6

ITW
Return on Average Invested Capital

	2006 Q3	2007 Q3	F(U) Prior Yr.
Operating Income after Taxes	435.7	496.0	60.3
Operating Margins	12.3%	12.1%	-0.2%
Average Invested Capital	9,384.4	10,425.3	(1,040.9)
Capital Turnover	1.51	1.57	0.06
Return on Average Invested Capital	18.6%	19.0%	0.4%

Year to Date	2006 Q3	2007 Q3	F(U) Prior Yr.
Operating Income after Taxes	1,269.5	1,389.3	119.8
Operating Margins	12.2%	11.6%	-0.6%
Average Invested Capital	8,989.5	10,202.9	(1,213.4)
Capital Turnover	1.54	1.57	0.03
Return on Average Invested Capital	18.8%	18.2%	-0.6%

ITW
Acquisitions

	2006				2007		
	Q1	**Q2**	**Q3**	**Q4**	**Q1**	**Q2**	**Q3**
Annual Revenues Acquired	353	154	388	820	399	213	218
Purchase Price							
Cash Paid	199	82	447	650	264	215	229
Stock Issued	163	-	-	-	-	-	-
Total	362	82	447	650	264	215	229
Number of Acquisitions							
North America							
Engineered Products	2	4	5	4	2	3	2
Specialty Systems	2	4	4	4	1	1	3
International							
Engineered Products	4	-	2	11	3	1	6
Specialty Systems	3	2	2	-	3	5	7
Total	11	10	13	19	9	10	18

Key Economic Data

- **Stronger fundamentals in Europe**

  EuroZone industrial production: 4.0% in August '07 vs. 2.3% in May '07

  EuroZone Purchasing Managers Index: 53.2% in September '07 vs. 55.6% in June '07

- **Weaker macro data for North America**

  US Industrial Production (ex. Tech.): 0.7% in September '07 vs. 0.6% in June '07

  North American September '07 ISM Index: 52.0% vs. 56.0% in June '07

ITW
Engineered Products - North America

	2006 Q3	2007 Q3	F(U) Last Year Amount	%
Operating Revenues	1,017.3	1,041.2	23.9	2.4%
Operating Income	178.9	173.1	(5.8)	-3.2%
Operating Margins	17.6%	16.6%	-1.0%	

Engineered Products - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	-1.7%	-4.0%	-0.4%
Nonvolume-related	-	-1.0%	-0.2%
Total	-1.7%	-5.0%	-0.6%
Acquisitions	4.5%	2.2%	-0.4%
Divestitures	-0.8%	-0.8%	-
Translation	0.4%	0.4%	-
Impairment	-	-	-
Restructuring	-	-	-
Other	-	-	-
Total	2.4%	-3.2%	-1.0%

Engineered Products - North America
Key Points

- **ITW's Automotive base revenues: +2% for Q3 '07 vs. -4% for Q2 '07 vs. -7% for Q1 '07**
- **Detroit 3 build rates: +1% for Q3 '07 vs. -6% for Q2 '07 vs. -12% for Q1 '07**
  - **GM: -3% for Q3 '07**
  - **Ford: +2% for Q3 '07**
  - **Chrysler: +11% for Q3 '07**
- **New domestic build rates: +8% for Q3 '07**
- **Detroit 3 inventories: 70 days at 9-30-07 vs. 76 days at 6-30-07**
  - **GM: 66 days**
  - **Ford: 76 days**
  - **Chrysler: 71 days**
- **New domestics' inventories: 49 days at 9-30-07 vs. 53 days at 6-30-07**
- **Industrial: base revenues -1% for Q3 '07**
  - **Key contributors: Industrial Plastics (-8%); Polymers (+5%); Minigrip/ZipPak (+2%); Fluid Products (flat)**

Engineered Products - North America
Key Points

- **Total construction base revenues: -5% for Q3 '07 vs. -5% for Q2 '07 vs. -10% for Q1 '07**

- **ITW construction (tools/fasteners/trusses) base revenues: -8% for Q3 '07 vs. -9% for Q2 '07 vs. -12% for Q1 '07**
  - new housing: -19% in Q3 '07
  - renovation: -3% in Q3 '07
  - commercial: +4% in Q3 '07

- **Wilsonart (high pressure laminate): base revenues -1% in Q3 '07**
  - better pricing for high end HD laminate offset by decline in flooring business

ITW
Engineered Products - International

	2006 Q3	2007 Q3	F(U) Last Year Amount	%
Operating Revenues	720.4	954.6	234.2	32.5%
Operating Income	109.6	140.6	31.0	28.3%
Operating Margins	15.2%	14.7%	-0.5%	

Engineered Products - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	6.7%	17.2%	1.5%
Nonvolume-related	-	-2.4%	-0.3%
Total	6.7%	14.8%	1.2%
Acquisitions	16.9%	4.2%	-1.7%
Divestitures	-0.2%	-0.2%	-
Translation	9.2%	10.3%	0.2%
Impairment	-	-	-
Restructuring	-	-0.9%	-0.1%
Other	-0.1%	0.1%	-0.1%
Total	32.5%	28.3%	-0.5%

Engineered Products - International Key Points

- **Construction base revenues: +8% in Q3 '07**
  - **Europe: +9% (growth in many countries: Germany and Sweden)**
  - **Asia-Pacific: +6% (commercial/retail strength in Australia/New Zealand)**
  - **Wilsonart Intl.: +9% (strength in Germany and China)**
- **Automotive base revenues: +9% in Q3 '07**
  - **Builds: +7.5% in Q3 '07**
  - **Key OEM builds: BMW: +16%; VW Group: +8%; Ford Group: +7%; PSA Group: +6%; GM Group: +2%; and Renault Group: -4%**
- **Industrial-based revenues: base revenues grew 3% in Q3 '07**
  - **Polymers: +8% ; Fluid Products: +9%; Industrial Plastics: -1%**

ITW
Specialty Systems - North America

	2006 Q3	2007 Q3	F(U) Last Year Amount	%
Operating Revenues	1,150.2	1,271.5	121.3	10.5%
Operating Income	229.6	246.3	16.7	7.3%
Operating Margins	20.0%	19.4%	-0.6%	

Specialty Systems - North America Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	1.9%	3.9%	0.4%
Nonvolume-related	-	3.4%	0.7%
Total	1.9%	7.3%	1.1%
Acquisitions	9.8%	0.2%	-1.8%
Divestitures	-1.5%	-0.5%	0.2%
Translation	0.4%	0.4%	-
Impairment	-	-	-
Restructuring	-	-	-
Other	-0.1%	-0.1%	-0.1%
Total	10.5%	7.3%	-0.6%

Specialty Systems - North America
Key Points

- **Segment base revenues were up 1.9% in Q3 '07 as U.S. industrial production rate grew less than 1.0% in Q3 '07**

  - **Food Equipment base revenues: 9% growth in Q3 '07 as restaurant/institutional/service segments of business prosper; YTD growth: 6+%**

  - **Welding base revenues: +7% growth in Q3 '07 reflects some slowing in industrial end markets and difficult Q3 '06 comps; YTD growth: 5+%**

  - **Signode Industrial Packaging: -6% base revenues in Q3 '07 due to weakness in construction-related packaging categories (lumber and brick/block)**

ITW
Specialty Systems - International

	2006 Q3	2007 Q3	F(U) Last Year Amount	%
Operating Revenues	750.0	947.0	197.0	26.3%
Operating Income	108.8	136.3	27.5	25.3%
Operating Margins	14.5%	14.4%	-0.1%	

Specialty Systems - International Quarterly Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Business			
Operating Leverage	3.6%	9.6%	0.9%
Nonvolume-related	-	0.9%	0.1%
Total	3.6%	10.5%	1.0%
Acquisitions	18.0%	7.3%	-1.5%
Divestitures	-3.0%	-3.5%	-0.1%
Translation	7.6%	7.8%	0.1%
Impairment	-	-	-
Restructuring	-	3.2%	0.4%
Other	0.1%	-	-
Total	26.3%	25.3%	-0.1%

Specialty Systems - International
Key Points

- **Strong economic/end market fundamentals serve as backdrop for business units in segment**

  - **Food Equipment: base revenues +14% in Q3 '07; growth in Europe (Germany, UK, and France)**

  - **Welding: base revenue +6% in Q3 '07 due to demand from energy/shipbuilding customers for consumables in China; Europe also contributes to growth**

  - **Finishing: base revenues +7% in Q3 '07 due to strong demand for Gema powder-based products in a number of European and Asian countries**

  - **Signode Industrial Packaging: flat in both Europe and Asia/Pacific in Q3 '07**

ITW
2007 Forecast

	Low	High	Mid Point
4th Quarter			
Base Revenues	**2.1%**	**4.1%**	**3.1%**
Income Per Share-Diluted	**$0.86**	**$0.90**	**$0.88**
% F(U) 2006	**12%**	**17%**	**14%**
Full Year			
Base Revenues	**1.9%**	**2.5%**	**2.2%**
Income Per Share-Diluted	**$3.36**	**$3.40**	**$3.38**
% F(U) 2006	**12%**	**13%**	**12%**

ITW 2007 Forecast
Key Assumptions

- **Exchange rates hold at current levels.**

- **Acquired revenues in the $1.0 billion to $1.2 billion range.**

- **Share repurchases of $1.5 billion to $1.6 billion for the year.**

- **Restructuring cost of $35 to $40 million.**

- **No further impairment of goodwill/intangibles.**

- **Non-operating other income of $90 to $100 million, which is lower than 2006 by $10 to $20 million.**

- **Tax rate of 29.25% for the 4th quarter and the full year.**

ITW Conference Call

Q & A

Third Quarter

2007